SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                          HOLMES PROTECTION GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    436419105
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                                 (CUSIP Number)

                                                         with a copy to:
   Stephen Feinberg                                      Robert G. Minion, Esq.
   950 Third Avenue                                   Lowenstein, Sandler, Kohl,
   Twentieth Floor                                         Fisher & Boylan, P.A.
   New York, New York  10022                                65 Livingston Avenue
   (212) 421-2600                                    Roseland, New Jersey  07068
                                                                  (201) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                               September 25, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. | |

Check the following box if a fee is being paid with this statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

                                Stephen Feinberg

     2) Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)             Not
            (b)             Applicable

     3)  SEC Use Only

     4)  Source of Funds (See Instructions):  WC

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                 Not Applicable

     6)  Citizenship or Place of Organization:       United States

         Number of                            7) Sole Voting Power:            *
         Shares Beneficially                  8) Shared Voting Power:          *
         Owned by
         Each Reporting                       9) Sole Dispositive Power:       *
           Person With:                      10) Shared Dispositive Power:     *

    11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 324,600*

    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                                 Not Applicable

    13)  Percent of Class Represented by Amount in Row (11):      5.6%*

    14)  Type of Reporting Person (See Instructions):       IA, IN

     * 74,000 shares (1.3%) of Holmes Protection Group, Inc. common stock are owned by Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"). 105,000 shares (1.8%) of Holmes Protection Group, Inc. common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 9,000 shares (0.2%) of Holmes Protection Group, Inc. common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). Stephen Feinberg possesses sole voting and investment control over all securities owned by Cerberus, International and Ultra. In addition, 136,600 shares (2.3%) of Holmes Protection Group, Inc. common stock are owned by various other persons and entities for which Stephen Feinberg possesses certain investment authority. See Item 5 for further information on the computation of percentages set forth herein.

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.01 per share, of Holmes Protection Group, Inc. ("HPGI"), whose principal executive offices are located at 440 Ninth Avenue, New York, New York 10001-1695.

Item 2.  Identity and Background.

         The person filing this statement is Stephen Feinberg, whose business address is 950 Third Avenue, Twentieth Floor, New York, New York 10022. Mr. Feinberg serves as (i) the general partner of Cerberus Associates, L.P., the general partner of Cerberus Partners, L.P. ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra") and certain other private investment funds (the "Funds"). Cerberus, International, Ultra and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

     Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3. Source and Amount of Funds or Other  Consideration.

        All funds used to purchase shares of common stock of HPGI on behalf of Cerberus, International, Ultra and the Funds come directly from the net assets of Cerberus, International, Ultra and the Funds, respectively.

Item 4. Purpose of Transaction.

        The acquisition of the shares of common stock referred to in Item 5 is solely for investment purposes on behalf of Cerberus, International, Ultra and the Funds, respectively. Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     Based upon information provided by management of HPGI, on September 25, 1996 there were issued and outstanding 5,828,062 shares of common stock of HPGI. As of such date, Cerberus owned 74,000 of such shares, or 1.3% of those outstanding; International owned 105,000 of such shares, or 1.8% of those outstanding; Ultra owned 9,000 of such shares, or 0.2% of those outstanding and the Funds in the aggregate owned 136,600 of such shares, or 2.3% of those outstanding. Stephen Feinberg possesses (i) sole power to vote and direct the disposition of all shares of common stock of HPGI owned by each of Cerberus, International and Ultra and possesses (i) power to direct the disposition of the shares of common stock of HPGI owned by the Funds. The only transactions by each of Cerberus, International, Ultra and the Funds in shares of common stock of HPGI during the past sixty days were as follows (each of which were effected in ordinary brokers transactions):

                                   A. Cerberus

     Date                           Quantity                              Price

                                   (Purchases)

    September 25, 1996                74,000                              $11.46

                                     (Sales)

                                      NONE

                                B. International

     Date                           Quantity                               Price

                                   (Purchases)

    September 25, 1996                105,000                             $11.00

                                     (Sales)

                                      NONE

                                    C. Ultra

     Date                            Quantity                              Price

                                   (Purchases)

    September 25, 1996                9,000                               $11.46

                                     (Sales)

                                      NONE

                                  D. The Funds

    Date                             Quantity                             Price

                                   (Purchases)

    September 25, 1996                 48,600                             $11.37
    September 25, 1996                 88,000                             $11.46

                                     (Sales)

                                      NONE

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No contracts, arrangements, understandings or similar relationships exist with respect to the shares of common stock of HPGI between Stephen Feinberg and any person or entity.


Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

October 1, 1996

                            /s/ Stephen Feinberg
                            ____________________________________________________
                            Stephen  Feinberg,  in his capacity  as  the general
                            partner  of  Cerberus Associates, L.P.,  the general
                            partner  of  Cerberus  Partners,  L.P. and  as  the
                            investment   manager   for   each   of   Cerberus
                            International, Ltd., Ultra Cerberus Fund, Ltd. and the Funds

     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).